VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance – January 1, 2016	$ 10,000	$ 86,421,348	$ (79,283,413)	$ 7,147,935
Net income	—	—	567,645	567,645
Balance – December 31, 2016	$ 10,000	$ 86,421,348	$ (78,715,768)	$ 7,715,580

See accompanying notes to financial statements.